Exhibit 99.1

Montana and XPDB

As Adjusted Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

As of September 30, 2023

	Montana	XPDB	Transaction Accounting Adjustments			Pro Forma Combined	Non-cash Adjustments		Pro Forma Combined AS ADJUSTED

Assets:
Current assets:
Cash	$1,329	$294		$2,456	C	$34,815		$-	$34,815
				(6,038)	D			-
				(16,021)	E			-
				(1,200)	M			-
				53,995	N

Prepaid expenses and other assets	190	79				269			269
Total current assets	1,519	373		33,192		35,084		-	35,084

Operating lease right-of-use asset	55	-				55			55
Property and equipment, net	104	-				104			104
Investments held in Trust Account	-	113,045		2,108	A	-		-	-
				(112,697)	B			-
				(2,456)	C

Total Assets	$1,678	$113,418		$(79,853)		$35,243		$-	$35,243

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,515	$601	$			$2,116	$		$2,116
Accrued expenses	3,051	5,186		(7,388)	E	849		-	849
Operating lease liability	22	-				22			22
Advance from related party	-	300		900	A	-		-	-
				(1,200)	M			-	-
Exercise tax payable	-	1,881				1,881			1,881
Income tax payable	-	235				235			235
Franchise tax payable	-	70				70			70

Total current liabilities	4,588	8,273		(7,688)		5,173		-	5,173

Earnout shares liability	-	-		59,886	K	59,886		(59,886)	-
Subject Vesting Shares liability	-	-		10,709	L	10,709		(10,709)	-
Operating lease liability, non-current	33	-				33			33
Deferred underwriting commissions	-	6,038		(6,038)	D	-		-	-

Total Liabilities	4,621	14,311		56,869		75,801		(70,595)	5,206

Commitments and Contingencies

Class A common stock subject to possible redemption, 10,608,178 shares at redemption value	-	112,519		2,108	A	-		-	-
				(112,697)	B			-	-
				(1,930)	H				-
Stockholders’ Deficit									-
XPDB preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-				-			-
									-
XPDB Class A common stock, $0.0001 par value; 500,000,000 shares authorized; no non-redeemable shares issued or outstanding	-	-		3	F	5		-	5
				1	H			-	-
				1	J			-	-
XPDB Class B common stock, $0.0001 par value; 50,000,000 shares authorized; 7,187,500 shares issued or outstanding	-	1		-	F	-		-	-
				(1)	J			-	-
Montana members contribution	2,108	-		(2,108)	F	-		-	-
Montana preferred units	9,158	-		(9,158)	F	-		-	-
Additional paid-in capital	-	-		(2,794)	E	(26,354)		-	44,241
				11,263	F			-	-
				(20,668)	G			-	-
				1,929	H			-	-
				516	I			-
				(59,886)	K			59,886
				(10,709)	L			10,709
				53,995	N

Accumulated deficit	(14,209)	(13,413)		(900)	A	(14,209)		-	(14,209)
				(5,839)	E			-
				20,668	G			-
				(516)	I			-

TOTAL STOCKHOLDERS’ DEFICIT	(2,943)	(13,412)		(24,203)		(40,558)		70,595	30,037
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,678	$113,418		$(79,853)		$35,243		$-	$35,243

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

NOTE: The “Non-Cash Adjustments” and the “Pro Forma as Combined as adjusted” columns of the As Adjusted Pro Forma Balance Sheet have not been prepared in accordance with Article 11 of Regulation S-X of the U.S. Securities and Exchange Commission.

(1)	Derived from the unaudited balance sheet of Montana as of September 30, 2023.

(2)	Derived from the unaudited balance sheet of XPDB as of September 30, 2023.

(A)	Reflects the deposit of $2.1 million to the Trust Account in connection with the Extension and the accretion of $2.1 million to the XPDB Class A Common Stock subject to possible redemption.

(B)	Reflects the redemption of 10,381,983 shares of XPDB common stock at a redemption price of $10.86 per share upon the Business Combination, resulting in a redemption payment of $112.7 million from the Trust Account to XPDB Public Stockholders.

(C)	Reflects the transfer of investments held in the Trust Account to cash.

(D)	Reflects the payment of the capital markets advisory fee to Barclays.

(E)	Represents preliminary estimated transaction costs expected to be incurred by XPDB and Montana of approximately $9.0 million and $7.6 million, respectively. These costs are accounted for a reduction in the combined cash account with a corresponding reduction in additional paid-in capital or accumulated deficit consistent with the treatment described in SEC Staff Accounting Bulletin Topic 5.A. These transaction costs will not recur in the Post-Combination Company’s income beyond 12 months after the transaction.

For the XPDB transaction costs, $3.2 million has been accrued as of the pro forma balance sheet date. The remaining amount of $5.8 million is reflected as an adjustment to accumulated losses. The XPDB estimated transaction costs exclude the deferred underwriting commissions included in (D) above.

For the Montana transaction costs, $0.6 million has been paid and $4.2 million has been accrued as of the pro forma balance sheet date. The remaining amount of $2.8 million is included as an adjustment to additional paid-in capital.

(F)	Represents the issuance of 33,134,278 shares of Class A Common Stock and 4,818,203 shares of Class B Common Stock to the existing Montana Equityholders (excluding 3,856,639 shares underlying the Montana Options and 380,880 shares underlying the Montana Warrants).

(G)	Reflects the elimination of XPDB’s historical accumulated deficit after recording the accretion as described in (A) above, the transaction costs as described in (E) above and the stock-based compensation as described in (H) below.

(H)	Reflects conversion of the 226,195 shares of remaining XPDB Class A common stock subject to possible redemption into XPDB Class A common stock at the Business Combination

(I)	Reflects the recognition of stock-based compensation upon consummation of the Business Combination for the Founder Shares transferred from Sponsor to certain of XPDB’s directors in 2021.

(J)	Reflects the conversion of XPDB Class B Common Stock into XPDB Class A Common Stock at the Business Combination.

(K)	Reflects the obligation to issue Earnout Shares to Montana Equityholders (excluding the shares to be issued to holders of Montana Options) upon the achievement of certain earnout milestones. A maximum of 20,000,000 Earnout Shares will be issued to the Eligible Equityholders upon the achievement of the applicable milestones. The earnout provision of the Agreement requires holders of Montana Options to remain in continued employment or provide services to the Post-Combination Company in order to be eligible for their Earnout Shares and in order for their Earnout Shares to vest, therefore management determined that the Earnout Shares going to holders of Montana Options are subject to accounting under ASC 718 and would be accounted for as post-combination compensation expense. Furthermore, there are three individuals who hold Montana Class A Common Units and Montana Class B Common Units who currently serve as officers of or service providers to Montana and are expected to serve as executive officers of or service providers to the Post-Combination Company, and who are also holders of Montana Options. As the Merger Agreement includes an explicit service condition requiring holders of Montana Options to remain in continued employment with or provide services to the Post-Combination Company in order to be eligible to receive the Earnout Shares relating to such Options, we believe this also creates an in-substance service period with respect to the Earnout Shares that they are eligible to receive with respect to their Montana Class A Common Units and Montana Class B Common Units. For these three individuals we will treat all of their Earnout Shares (that is, the Earnout Shares received for being holders of Montana Options, Montana Class A Units and Montana Class B Units) as a post-combination compensation expense given their involvement is considered critical to the success of Montana’s business plan and the achievement of the EBITDA required to trigger the payout the Earnout Shares.

We then evaluated the remaining holders of Montana Class A Common Units and Montana Class B Common Units (who are not holders of Montana Options) to determine whether such Earnout Shares are compensatory. The purpose of providing an earnout to all existing Montana unitholders is to reward these individuals for their prior investment in the successful development of a prototype AirJoule unit. In concluding that the Earnout Shares for these remaining unitholders (who are not holders of Montana Options) should be treated as contingent consideration, we analyzed the factors in ASC 805-10-55-25.

The settlement of the Earnout Shares to the holders of Montana Common Units contains variations in something other than the fair value of the issuer’s equity shares. As such, management determined that they should be classified as a liability and recognized at fair value at each reporting period with changes in fair value included in earnings.

The pro-forma estimated fair value of the Earnout Shares was determined with a Monte Carlo simulation using a distribution of potential outcomes for expected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and stock price at expected Commission Dates, utilizing a correlation coefficient for EBITDA and stock price, and assuming $50 million of Annualized EBITDA per production line, with six production lines commissioned over a five-year period. EBITDA was discounted to the valuation date with a weighted average cost of capital estimate and forecasted to each estimated Commission Date. Earnout mechanics at each estimated Commission Date were assessed, and if the Earnout Thresholds were achieved, the future value of the Earnout Shares was discounted to the Valuation Date utilizing a risk-free rate commensurate with the overall term. Expected EBITDA assumes that each production line will achieve equivalent production generating $50 million of Annualized EBITDA. The Commission Dates used reflected XPDB’s management’s best estimates regarding the time to complete full construction and operational viability of a production line, including all permitting, regulatory approvals and necessary or useful inspections. The Earnout term of 5 years and the Earnout mechanics represent contractual inputs. Assumptions such as risk-free rate, stock price, volatility, and discount rate were based on market data. See the following summary of inputs:

Monte Carlo simulation starting stock price	$10.00
Simulation term (years)	5.0
Simulation term risk-free rate	4.1%
Selected discount rate	25.0%
Selected asset volatility	35.0%
Selected equity volatility	35.0%

The fair value of the Earnout Shares will be determined by updating the valuation, utilizing the mechanics and methodology described above. At each valuation date, company management will assess the EBITDA forecast and Commission Dates and provide any updates to the assumptions based on known or knowable information as of the valuation date. Market dependent assumptions such as volatility, discount rate, risk-free rate, and stock price will be updated at each valuation date and adjusted as applicable. Additionally, the term will be adjusted for the passage of time at each valuation date and any payments achieved and paid in prior periods, if applicable.

The estimated fair value of the Earnout Shares ($84 million) represents approximately 4,560,542 Earnout Shares.

While we will need to assess the facts and circumstances related to the Earnout Shares at each future valuation date, the two largest drivers of the fair value of the Earnout Shares are the forecasted EBITDA metrics and the future stock price at each future date. Adjusting EBITDA up and down 20% would yield a range of possible outcomes from approximately $109 million (or approximately 6,716,065 Earnout Shares) to approximately $56 million (or approximately 2,574,215 Earnout Shares), respectively. Additionally, adjusting the future stock price up and down 20% would yield a range of possible outcomes from approximately $100 million (or approximately 4,560,542 Earnout Shares) to approximately $67 million, respectively (or approximately 4,560,542 Earnout Shares). Given the number of Earnout Shares is determined by the EBITDA forecast, the expected number of units remains unchanged in the stock price sensitivity.

	% of Earnout Pool	Accounting Treatment	Estimated Earn-out Value
			(in thousands)
Holders of Montana Options and those with an in-substance service period	28.5%	post-combination compensation expense	$23,812
Other holders of Montana Class A and Montana Class B Common Units	71.6%	contingent consideration	59,886
Total Earnout Value			$83,698

(L)	Reflects the fair value of the Subject Vesting Shares issued to holders of XPDB Class B Common Stock.

(M)	Reflects the repayment of related party promissory notes upon consummation of the Business Combination.

(N)	Reflects the proceeds from the issuance from the private placement of Montana Common Units of $48,995,000 and $5,000,000 PIPE.

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